UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month May 2020

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Information dated May 7, 2020	3

Grifols, S.A.

Parc Empresarial Can Sant Joan Avda Generalitat nº 152-158

08174 SANT CUGAT DEL VALLES ESPAÑA
Tel (34) 935 710 500
Fax (34) 935 710 267

Grifols, S.A. ("Grifols"), in accordance with the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, reports the following

OTHER RELEVANT INFORMATION

GRIFOLS informs that today it has signed with banks that were part of its debt refinancing in November 2019 an upsize of its multicurrency Revolving Credit Facility ("RCF") from $500 million to $1,000, with maturity in November 2025. Terms and Conditions are in line with those signed in November 2019.

The purpose of the upsize of the RCF, which has not yet being withdrawn, is to reinforce the liquidity position of the Company to reach an amount up to €1,700 million.

In Barcelona, on 7 May 2020

Nuria Martín Barnés

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 7, 2020